UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of	August	2026

Commission File Number	001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 W Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 (File No. 333-289110) of the Registrant, as amended or supplemented. Exhibit 99.6 of this Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-10 (File No. 333-289110) and Form S-8 (File No. 333-262400) of the Registrant, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Franklin Project Located in Hopkins, Franklin, and Titus Counties, Texas, United States dated November 5, 2025, with an effective date of September 24, 2025

99.2	Consent of Abinash Moharana

99.3	Consent of Randal M. Brush

99.4	Consent of Robert E. Williams, Jr.

99.5	Consent of Marek Dworzanowski

99.6	Material change report, dated August 11, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)

Date:	August 14, 2026	By:	/s/ Salah Gamoudi
			Name:	Salah Gamoudi
			Title:	Chief Financial Officer